SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sezzle Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

AU0000050981**
(CUSIP Number)

David M. Tyler, Jr.
Zip Co Limited
27 West 24th Street, Suite 200
New York, New York 10010
(571) 205-0305
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Common Stock does not have a CUSIP number. The ISIN number for the Common Stock is AU0000050981

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No.: AU0000050981

1	NAMES OF REPORTING PERSONS
ZIP CO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
98,378,426(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,378,426(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 On February 28, 2022, Zip Co Limited, an Australian public company limited by shares (the “Reporting Person”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Reporting Person, Sezzle Inc., a Delaware public benefit corporation (the “Issuer”), and Miyagi Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Reporting Person (“Merger Sub”).  In connection with the Merger Agreement, the Reporting Person entered into separate support agreements (the “Support Agreements”) with each of (a) Charles G. Youakim, Charles G. Youakim 2020 Grantor Retained Annuity Trust #1, Charles G. Youakim 2020 Grantor Retained Annuity Trust #2, Charles G. Youakim 2020 Irrevocable GST Trust and Cerro Gordo LLC (collectively, the “Youakim Stockholders”), and (b) Paul Paradis and Paradis Family LLC (collectively, the “Paradis Stockholders”). Based on their respective Support Agreements, the number of shares reported above assumes that, as of February 28, 2022, the Youakim Stockholders owned 88,368,983 shares of Common Stock (as defined below) of the Issuer and the Paradis Stockholders owned 10,009,443 shares of Common Stock of the Issuer. Beneficial ownership of the above referenced shares is being reported hereunder solely because the Reporting Person entered into the Support Agreements.  Based on the representations and warranties made by the Issuer in the Merger Agreement, the ownership percentage assumes that there were 204,409,961 shares of Common Stock (including each share of Common Stock in respect of which a CHESS Depositary Interest has been issued representing shares of Common Stock in the ratio of 1:1) issued and outstanding as of February 25, 2022. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 98,378,426 shares of Common stock, representing approximately 48.1% of the outstanding shares of Common Stock of the Issuer.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.00001 (the “Common Stock”), of the Issuer.  The name of the Issuer is Sezzle Inc. The principal executive offices of the Issuer are located at 1516 W Lake Street, Minneapolis, Minnesota.

Item 2. Identity and Background.

(a)          This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Zip Co Limited, an Australian public company limited by shares.

(b)          The address of the principal business and principal office of the Reporting Person is Level 14, 10 Spring Street Sydney, New South Wales, 2000.

(c)          The Reporting Person is a global leader in digital retail finance and payments.

Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the name, business address and present principal occupation of each of the Covered Persons.

(d)          During the last five years, none of the Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Person and, to the best of the Reporting Person’s knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is an Australian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Merger Agreement, the Reporting Person entered into the Support Agreements with the Youakim Stockholders and the Paradis Stockholders, who, based on their respective Support Agreements, are the beneficial owners of an aggregate of 98,378,426 shares of Common Stock. The Reporting Person did not pay any consideration to the Youakim Stockholders or Paul Paradis in respect of the Support Agreements, except as provided for in the Merger Agreement.

For a summary of certain provisions of the Merger Agreement and the Support Agreements, see Item 4 below, which summary is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement

On February 28, 2022, the Issuer entered into the Merger Agreement with the Reporting Person and Merger Sub, under which, upon the terms and subject to the conditions set forth in the Merger Agreement, at the Closing (as defined in the Merger Agreement), Merger Sub will merge with and into the Issuer (the “Merger” and the time of the effectiveness of the Merger, the “Effective Time”), with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of the Reporting Person. Subject to terms and conditions of the Merger Agreement, at the Effective Time, each share of Common Stock issued and outstanding (including each share of Common Stock in respect of which a Company CDI (as defined in the Merger Agreement) has been issued) immediately prior to the Effective Time, other than certain excluded shares, will be cancelled and converted into the right to receive, at the election of the holder of shares of Common Stock, (a) a number of ordinary shares in the capital of the Reporting Person equal to 0.98, or (b) a number of American depositary receipts of the Reporting Person (“Parent ADRs”), representing a number of ordinary shares in the capital of the Reporting Person equal to 0.98. Any holder of Common Stock who is an Australian Stockholder (as defined in the Merger Agreement) will only be entitled to receive ordinary shares of the Reporting Person. As a result of the Merger, the outstanding Company CDIs will, at the Effective Time, or such other time as the parties to the Merger Agreement agree, be delisted from the Australian Stock Exchange. The Merger Agreement also provides that, effective as of the Effective Time, the initial directors of the Issuer, as the surviving company in the Merger, will be Larry Diamond, David Tyler and Charles Youakim.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

Support Agreements

In connection with the Merger Agreement, on February 28, 2022, the Youakim Stockholders and Paradis Stockholders, respectively, entered into separate Support Agreements with the Reporting Person. Pursuant to each Support Agreement, subject to certain exceptions, the Youakim Stockholders and Paradis Stockholders, respectively, agreed to vote, or cause to be voted, their respective shares of Common Stock (representing together approximately 48.1% of the outstanding shares of Common Stock), together with any additional shares of Common Stock acquired by them after February 28, 2022 (the “Covered Company Shares”), in favor of the Merger and the adoption of the Merger Agreement and otherwise in favor of the Company Stockholder Approval (as defined in the Merger Agreement), and against any competing transaction, at the meeting of stockholders of the Issuer to be held for that purpose. In addition, each of the Youakim Stockholders and Paradis Stockholders granted the Reporting Person an irrevocable proxy to vote their respective Covered Company Shares in the manner contemplated by their respective Support Agreements and agreed not to transfer such Covered Company Shares until the date on which the applicable Support Agreement is terminated in accordance with its terms, as described below, subject to certain exceptions.

Each Support Agreement will terminate upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) the termination of the Support Agreement by written notice by the Reporting Person to either the Youakim Stockholders or the Paradis Stockholders, as applicable or (d) in connection with an adverse recommendation change by the Issuer’s board of directors (or a duly authorized and empowered committee thereof) in accordance with the terms of the Merger Agreement.

Under the terms of each Support Agreement, the Youakim Stockholders and the Paradis Stockholders, respectively, agreed not to (i) initiate, solicit, or otherwise knowingly encourage or facilitate any Acquisition Proposal (as defined in the Merger Agreement) or IPO (as defined in the Merger Agreement), (ii) engage or participate in discussions with respect to, or that could reasonably be expected to lead to, any such Acquisition Proposal or IPO, (iii) provide any confidential, proprietary or nonpublic information in respect of any Acquisition Proposal or IPO or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding with respect to any such Acquisition Proposal or IPO, except, in each case, to the extent permitted by the Merger Agreement.

The foregoing description of the Support Agreements is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibit B and Exhibit C, respectively, hereto and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Person nor, to the best of its knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Person and the persons named in Annex A attached hereto may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Immediately prior to the execution of the Support Agreements, the Reporting Person did not beneficially own any shares of Common Stock. However, as a result of entering into the Support Agreements on February 28, 2022, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to 98,378,426 shares of Common Stock, representing approximately 48.1% of the outstanding shares of Common Stock (based on the 204,409,961 shares of Common Stock (including each share of Common Stock in respect of which a CHESS Depositary Interest has been issued representing shares of Common Stock in the ratio of 1:1) issued and outstanding as of February 25, 2022 as represented by the Issuer to the Reporting Person in the Merger Agreement).

Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons named in Annex A attached hereto, owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)          Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving any shares Common Stock.

(d)          The Reporting Person does not have the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Except as set forth in Item 4 of this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or any of the persons named in Annex A attached hereto and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

1
Agreement and Plan of Merger, dated as of February 28, 2022, by and among Sezzle Inc., Zip Co Limited and Miyagi Merger Sub, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2022)

2
Support Agreement, dated as of February 28, 2022, by and between Zip Co Limited and Charles G. Youakim, Charles G. Youakim 2020 Grantor Retained Annuity Trust #1, Charles G. Youakim 2020 Grantor Retained Annuity Trust #2, Charles G. Youakim 2020 Irrevocable GST Trust and Cerro Gordo LLC (the form of the agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2022)

3.
Support Agreement, dated as of February 28, 2022, by and between Zip Co Limited and Paul Paradis and Paradis Family LLC (the form of the agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2022)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022	Zip Co Limited

	By:	/s/ Larry Diamond
	Name:	Larry Diamond
	Title:	Director and Chief Executive Officer

Annex A

Directors and Officers of Zip Co Limited:

Non-Executive Directors
Name:	Principal Occupation:	Principal Business Address

Diane Smith-Gander	Chairman of the Board of Directors of the Reporting Person	Level 14, 10 Spring Street Sydney, New South Wales, 2000
John Batistich	Director of the Reporting Person	Level 14, 10 Spring Street Sydney, New South Wales, 2000
Pippa Downes	Director of the Reporting Person	Level 14, 10 Spring Street Sydney, New South Wales, 2000
Executive Directors
Name:	Principal Occupation:	Principal Business Address
Larry Diamond	Director, Chief Executive Officer of the Reporting Person	Level 14, 10 Spring Street Sydney, New South Wales, 2000
Peter Gray	Director, Chief Operating Officer of the Reporting Person	Level 14, 10 Spring Street Sydney, New South Wales, 2000
Executive Officers
Name:	Principal Occupation:	Principal Business Address
Martin Brooke	Chief Financial Officer of the Reporting Person	Level 14, 10 Spring Street Sydney, New South Wales, 2000